Squad Technologies LLC

Profit and Loss

January - December 2021

	TOTAL
Income	
Founding Trainer - Test	-450.00
Sales	1,643.71
Trainer Revenue	-51.50
Total Sales	**1,592.21**
Total Income	**$1,142.21**
Cost of Goods Sold	
Storage & Hosting	
Web Hosting Fees	109.06
Total Storage & Hosting	**109.06**
Technology Fees	1.46
Total Cost of Goods Sold	**$110.52**
GROSS PROFIT	**$1,031.69**
Expenses	
Fundraising costs - fees	99.00
Professional Services	
Branding Fees	6,202.80
Legal Fees	7,814.26
Professional Services	9,567.81
Technical Services	103,032.55
Total Professional Services	**126,617.42**
Rent	1,561.36
Supplies	
Apparel Expense	1,066.53
IT Supplies	5,880.00
Office Supplies	1,305.76
Total Supplies	**8,252.29**
Total Marketing	
Total Other Marketing	100.70
Web Marketing	375.00
Total Total Marketing	**475.70**
Total Other Expenses	
Other Expenses	179.00
Total Banking Fees	137.00
Total Total Other Expenses	**316.00**
Travel	
Meals and Entertainment	647.44
Total Travel	**647.44**
Total Expenses	**$137,969.21**
NET OPERATING INCOME	**$ -136,937.52**
NET INCOME	**$ -136,937.52**